February 18, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Amended and Restated Definitive Agreements for Restructure of Mt. Hamilton Acquisition Consideration and Filing of Supplement to Management Information Circular

Mako Mining Corp. ("Mako" or the "Company") (TSXV: MKO; OTCQX: MAKOF)                announces that, in connection with its previously announced acquisition (the "Mt. Hamilton Acquisition") of 100% of the membership interests of Mt. Hamilton LLC, the owner of the Mt. Hamilton project in Nevada, USA (the "Mt. Hamilton Project"), from Sailfish Royalty Corp. ("Sailfish) (see Mako news releases dated September 30, 2025 and November 26, 2025), effective as of today's date, the parties have entered into an amendment and restatement (the "Amended Purchase Agreement") of the purchase and sale agreement of November 26, 2025, an amendment and restatement (the "Amended Gold Purchase Agreement") of the gold purchase agreement dated November 26, 2025, and a termination (the "Royalty Termination Agreement") of the royalty agreement (the "Royalty Agreement") dated November 26, 2025 proposing the grant of a 2% net smelter returns royalty (the "Royalty") on the Mt. Hamiton Project to Sailfish. The amendments have been made in order to preserve maximum flexibility for Mako to develop the Mt. Hamilton Project and derisk the impact of encumbrances over potential future development scenarios more broadly (see Mako news release dated January 9, 2026).

Mt. Hamilton Acquisition

As further described in the management information circular of Mako dated December 23, 2025 (the "Circular") previously mailed to shareholders, the transfer of beneficial ownership and control of the Mt. Hamilton Project from Sailfish to Mako US Corp. ("Mako US") was effected concurrent with the closing of Sailfish's acquisition of 100% of the membership interests of Mt. Hamilton LLC from previous owner Mt. Hamilton Holding LLC on November 26, 2025. Concurrently, the Company, Mako US and Sailfish entered into the original purchase and sale agreement, the original gold purchase agreement and the Royalty Agreement (the "First Closing Date"), and Sailfish assigned and transferred to Mako US beneficial ownership of the membership interests in Mt. Hamilton LLC and control of the Mt. Hamilton Project effective November 26, 2025. During the interim period of time between the First Closing Date and the anticipated completion of the transfer of the registered legal ownership of the membership interests by Sailfish to Mako US (the "Closing"), following and subject to receipt of all applicable shareholder approvals and final approval of the TSX Venture Exchange ("TSXV") by each of Mako and Sailfish, Sailfish has agreed to hold the legal registered ownership of the Mt. Hamilton Project as nominee, agent and bare trustee for and on behalf of Mako US. The outside date for Closing is March 16, 2026, or such other date as may be agreed in writing by the parties.

Amended Purchase Agreement

The Amended Purchase Agreement reflects the elimination of the proposed grant of the Royalty on the Mt. Hamilton Project to Sailfish, and the removal of the Mt. Hamilton Project from the secured corporate level gold stream proposed to be granted to Sailfish, subject to and conditional on Closing, and, in lieu of the elimination of the Royalty, proposes the grant of an additional secured corporate level gold steam for a term of 72 months following the initial 60-month gold stream under the terms of the Amended Gold Purchase Agreement, as further detailed below. No substantive changes have been made to the representations, warranties, covenants, termination provisions and fallback sale provisions contemplated under the original purchase and sale agreement other than in relation to removing the Royalty.

Amended Gold Purchase Agreement

As contemplated under the original gold purchase agreement, the Amended Gold Purchase Agreement proposes that the Company will agree to sell to Sailfish an amount of refined gold, from any of its projects, other than the Mt. Hamilton Project, during the initial 60-month stream term (the "Initial Stream Term"), equal to 341.7 troy ounces per month, subject to adjustment to ensure that the amount of refined gold per month will not be (the "Adjustment Formula"): (i) less than the equivalent of US$738,000 (after deduction of the acquisition price paid by Sailfish to the Company in accordance with the stream gold price), which is equivalent to US$2,700/oz Refined Gold; and (ii) more than the equivalent of US$1,011,333.33 (after deduction of the acquisition price paid by Sailfish to the Company in accordance with the stream gold price), which is equivalent to US$3,700/oz refined gold free and clear of any and all encumbrances. The amount of payable gold for each monthly delivery during the Initial Steam Term will be adjusted upward or downward based on the application of the Adjustment Formula.

The Amended Gold Purchase Agreement also provides for an additional gold stream for a term of 72 months (the "Additional Stream Term"), during which the Company proposes to sell to Sailfish an amount of refined gold from any of its projects, other than the Mt. Hamilton Project, equal to 100 troy ounces per month, not subject to the Adjustment Formula, free and clear of any and all encumbrances.

As contemplated under the original gold purchase agreement, for each ounce of deliverable gold, Sailfish will pay to the Company 20% of the London p.m. fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on the date of delivery of such deliverable gold.  Mako also continues to have the right to source monthly mineral deliveries under each stream by way of the purchase of gold credits or by way of the delivery of gold equivalent ounces.

The obligations under the Amended Gold Purchase Agreement will take effect and commence upon and subject to Closing, at which time the Initial Stream Term will commence, and the Additional Stream Term will not commence until following satisfaction of the Initial Stream Term.

The amended stream will be secured against all present and after-acquired property of Mako, in addition to specific guarantees and pledges relating to an encumbrance by Sailfish over the Mt. Hamilton Project. The deemed purchase price of the amended gold stream is US$40 million (comprised of US$33 million for the Initial Stream Term and US$7 million for the Additional Stream Term), with such deemed purchase price satisfied through the transfer of legal title to Mt. Hamilton LLC from Sailfish to Mako.

If Closing does not occur, the Amended Gold Purchase Agreement shall terminate ab initio and the secured gold stream will never come into force or effect.

Board Recommendation

The Board of Directors of Mako, acting on the unanimous recommendation of the Special Committee of the Board, has unanimously determined (with Messrs. Leisman, Lalani and Jacobi abstaining from voting) that the Mt. Hamilton Acquisition, as amended by the terms of the Amended Purchase Agreement and the Amended Gold Purchase Agreement, is in the best interests of Mako. The Board unanimously approved the amendment to the consideration structure, as reflected in the amended and restated definitive agreements, and re-affirms its recommendation that Mako shareholders vote FOR the Mt. Hamilton Acquisition at Meeting (See Time and Place of Postponed Meeting below).

Management Information Circular Supplement

Mako has filed on SEDAR+ and on its website a supplement (the "Supplement") to its management information circular dated December 23, 2025 (the "Circular"), which describes the amendments to the form of consideration being paid to Sailfish under the terms of the Amended Purchase Agreement and the Amended Gold Purchase Agreement, provides supplemental background information related to the amendments and the reasons of the Special Committee for its recommendation to the Board, as well as other important information. A copy of an updated fairness opinion received by the Special Committee from its financial advisor, Stifel Nicolaus Canada Inc., regarding the fairness, from a financial point of view, to the Mako shareholders of the revised consideration payable to Sailfish under the Mt. Hamilton Transaction is included in the Supplement. The Supplement is now available under Mako's profile on SEDAR+ at www.sedarplus.ca , on Mako's website at www.makominingcorp.com, and will also be mailed to shareholders of record as of January 2, 2026.

The Mt. Hamilton Acquisition remains subject to the same closing conditions as previously contemplated, including the receipt of requisite shareholder approval by each of Mako and Sailfish and the final approval of the TSXV, who has conditionally approved the Mt. Hamilton Acquisition, including the grant of the amended gold stream, as more fully described in the Circular previously mailed to shareholder, and in the Supplement.

Time and Place of Postponed Meeting

The special meeting of shareholders of Mako will be held in person only at 10:00 a.m. (Toronto time) on March 3, 2026 (the "Meeting"), at 40 Temperance Street, Bay Adelaide Centre - North Tower, Suite 3200, Cassels Boardroom, Toronto, ON M5H 0B4.

Record Date

The record date for the Meeting remains the close of business on January 2, 2026, as set forth in the Circular.

Revised Mt. Hamilton Acquisition Resolution

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a varied ordinary resolution approving the Mt. Hamilton Acquisition, including the amended gold stream (but no longer including the Royalty), as more particular described in the Supplement. The revised Mt. Hamilton Acquisition Resolution on which shareholders are now being asked to vote at the Meeting is set forth in Schedule "B" to the Supplement (the "Revised Mt. Hamilton Resolution").

Previously Mail Form of Proxy and Voting Information Form

The form of proxy previously mailed to shareholders confers discretionary authority upon the designated persons named in the form as proxyholders with respect to any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date hereof, except as described in the Supplement, management is not aware of any other amendments, variations, or other matters to come before the Meeting.

How to Vote Your Shares

If you are a Registered Shareholder and have already voted your common shares, and you do not wish to change your vote:

You need not take any further action to vote your common shares in respect of the Revised Mt. Hamilton Acquisition Resolution as your previously submitted proxy or voting information form, as applicable, will be deemed to be your vote on the Revised Mt. Hamilton Acquisition Resolution.

If you are not a Registered Shareholder, but rather a Beneficial Shareholder hold your shares through an Intermediary, such as a securities dealer, broker, bank, trust company or other nominee and have already voted your common shares, and you do not wish to change your vote:

You need not take any further action to vote your common shares in respect of the revised Mt. Hamilton Acquisition Resolution as your previously submitted proxy or voting information form, as applicable, will be deemed to be your vote on the Revised Mt. Hamilton Acquisition Resolution.

If you have not yet voted your common shares, or you wish to change your vote, please follow the instructions contained in the Supplement and/or in the form of proxy or voting information form.

Revocation of Proxies

Any Registered Shareholder who has already returned a proxy, and wishes to change their vote, may revoke their prior proxy at any time before the commencement of the Meeting.

A Registered Shareholder, his or her attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including submitting a proxy bearing a later date, or by any other means allowable by law.

A proxy can be submitted to Computershare Investor Services Inc. either in person, or by mail or courier, to 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, by telephone by calling 1-866-732-VOTE (8683), International 1-312-588-4290, by Fax at 1-416-263-9524, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. (Toronto Time) on February 27, 2026, or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the Meeting in person, any votes cast by such shareholder on a ballot or poll will be counted and the submitted proxy will be disregarded.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders must change their voting instructions in sufficient time in advance of the Meeting by contacting Computershare or their broker or other intermediary to arrange to change their voting instructions.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information about Mako, please contact Akiba Leisman, Chief Executive Officer, at (917) 558-5289 or aleisman@makominingcorp.com, or visit our website at www.makominingcorp.com and our profile on SEDAR+ at www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Statements in this news release, other than statements of historical facts, are forward looking statements. Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes, without limitation, Mako's intention to hold the Meeting at 10:00 am on March 3, 2026, the timing for mailing the Supplement to shareholders; the conditions to Closing, including receipt of approval by Mako shareholders and the approval of the TSXV to complete of the Acquisition. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These risks include the Company or Sailfish not obtaining the requisite shareholder and regulatory approval required to complete the Mt. Hamilton Acquisition in a timely manner or at all, and Mako remaining responsible for the interim period costs, expenses and liabilities in connection with the Mt. Hamilton Project prior to obtaining all required approvals and Closing; changes in market conditions and the execution of Mako's business strategies; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with the securities regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca. Although Mako has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors that could cause actual results or future events to differ materially from those expressed. Accordingly, readers should not place undue reliance on forward-looking information. Mako disclaims any obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws.